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                                                                     Exhibit 1.1




March 5, 2002


Mr. Andrew Wiederhorn
Chairman and Chief Executive Officer
Fog Cutter Capital Group Inc.
1410 S.W. Jefferson Street
Portland, OR 97201


Re:  Letter of Resignation

Dear Andy:

This letter is to inform you that, effective today, March 5, 2002, I hereby resign as a Director of the Board of Fog Cutter Capital Group Inc.

Very truly yours,

/s/ Jordan D. Schnitzer
-----------------------
Jordan D. Schnitzer